FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 13, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

November 13, 2006

                                                                     November 13, 2006 OAO Tatneft issued the following press-release:

                                                                                                                      November 13, 2006

OAO Tatneft has filed its annual report on Form 20-F for 2005 with the SEC and published its unaudited  interim  consolidated U.S. GAAP financial statements for the first six months of 2006

OAO Tatneft (the "Company") announces today that it has filed its annual report on Form 20-F for 2005  (incorporating,  inter alia, the
Company's  audited  consolidated  financial  statements  for 2005  prepared  in  accordance  with U.S.  generally  accepted  accounting principles  ("U.S.  GAAP")) with the U.S.  Securities and Exchange  Commission (the "SEC").  At the same time, the Company published on its web-site (and  furnished to the SEC on Form 6-K) its unaudited  interim  consolidated  U.S. GAAP  financial  statements for the six months ended June 30, 2006.

Selected financial  highlights below are based on the respective U.S. GAAP financial  statements of the Company.  Russian Ruble amounts below have been translated into U.S. Dollars at the exchange rates on the last day of the respective reporting period.

The Company's  revenues in 2005 were 300,358 mln Rubles  (US$10,436 mln) as compared to 206,782 mln Rubles  (US$7,452 mln) in 2004. The net income for 2005 was 28,242 mln Rubles (US$981.3 mln) as compared to 23,410 mln Rubles (US$843.6 mln) in 2004.

The  Company's  revenues  for the first six months of 2006 were  160,860  mln Rubles  (US$5,940  mln) as compared to 138,816 mln Rubles
(US$4,842  mln) for the first six months of 2005,  and the net income was 17,922 mln Rubles  (US$661.8 mln) for the first six months of
2006 as compared to 15,797 mln Rubles (US$551 mln) for the first six months of 2005.

Total  assets of the  Company  decreased  from  309,561  mln Rubles  (US$11,155  mln) as of December  31,  2004,  to 282,144 mln Rubles
(US$9,803 mln) as of December 31, 2005, and increased to 303,591 mln Rubles (US$11,210 mln) as of June 30, 2006.

Total  liabilities  of the Company  decreased  from 132,431 mln Rubles  (US$4,772  mln) as of December  31, 2004,  to 79,734 mln Rubles
(US$2,770 mln) as of December 31, 2005, and increased to 83,058 mln Rubles (US$3,067 mln) as of June 30, 2006.

Total  shareholders'  equity  increased from 170,476 mln Rubles (US$6,143 mln) as of December 31, 2004, to 198,721 mln Rubles (US$6,904
mln) as of December 31, 2005, and to 216,712 mln Rubles (US$8,002 mln) as of June 30, 2006.

The Company's  representatives  will discuss the U.S.  GAAP  financial  highlights  for 2005 and the first half of 2006 on a conference call the details of which will be announced separately.

Forward-looking  statements:  This press release contains certain  forward-looking  statements of OAO Tatneft.  OAO Tatneft can give no assurance that any of the events mentioned in such statements will occur, or as to the precise timing of their occurrence.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:    November 13, 2006